

Daniel Rosenzweig (He/Him) · 2nd

Founder @ Kettle. I build tools that make it easy to set your team up for success

New York, New York, United States · **Contact info**

500+ connections

 **1 mutual connection:** Maria Vazquez

KETTLE KettleSpace Inc.

 **Vanderbilt University**

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About

As a leader you have one job: to set your team up for success. That's why Kettle designs tools that make it easy for you to do that. Because you and your team deserve the best.

Activity
4,602 followers

Daniel Rosenzweig commented on a post · 1mo

Congrats Peter Kang!!!!!

 64   14 comments

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Experience

KETTLE **Co-Founder**
KettleSpace Inc.
2016 - Present · 6 yrs 6 mos
Greater New York City Area

Does your strategy put your people first? We build tools that make it easy for you to set each team member up for success. As a result, your team will feel happier and more connected to one a ...see more

 **Real Estate Associate**
WeWork
2015 - 2016 · 1 yr
Greater New York City Area

- Underwrote 4.5 million square feet of potential WeWork locations in 35 cities, across six continents
- Interacted daily with CEO and managed relationships with chief executives / heads of acqui: ...see more

 **Real Estate Advisory Services Associate**
Alvarez & Marsal
2012 - 2015 · 3 yrs
New York, New York

Real Estate Advisory Services including:
-Asset valuation and due diligence   ...see more

 **Counterparty Relationship Management Intern**
Plural Investments, LLC
Jun 2011 - Dec 2011 · 7 mos
Greater New York City Area

-Performed data analytics for multiple broker votes
-Developed and improved corporate access data tracking module   ...see more

 **ABS Surveillance Analyst**
Standard and Poor's
Jun 2010 - Aug 2010 · 3 mos
Greater New York City Area

-Performed research and analytics as part of ongoing due diligence review of asset backed commercial paper   ...see more

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Education

 **Vanderbilt University**
BA, Economics and History
2007 - 2011
Activities and societies: Vanderbilt Men's Club Lacrosse, Kappa Sigma Fraternity, The NU Society

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Skills

Microsoft Office

 Endorsed by 2 colleagues at Alvarez & Marsal

 14 endorsements

Financial Modeling



Endorsed by Stephen Nuzzolo and 1 other who is highly skilled at this

Endorsed by 2 colleagues at Alvarez & Marsal

14 endorsements

Microsoft Excel

Endorsed by 2 colleagues at Alvarez & Marsal

13 endorsements

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Recommendations

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Interests

Influencers   Companies   Groups   Schools

Jennifer Hyman in · 3rd
CEO, Co-Founder and Chair of the Board at
Rent the Runway
303,628 followers

David L. Katz, MD, MPH in · 2nd
CEO, DietID; President, True Health Initiative.
Founding Director, Yale-Griffin PRC (1998-
2019). Health Journalist. COVID Curmudgeon
898,857 followers

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